Primary Business Name: BNP PARIBAS SECURITIES CORP. BD Number: 15794

BD - AMENDMENT

01/27/2026

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BNP PARIBAS	FE	BNP PARIBAS USA, INC.	SHAREHOLDER	05/2000	E	Y	N	FOREIGN
BNP PARIBAS USA, INC.	DE	BNP PARIBAS US WHOLESALE HOLDINGS, CORP	SHAREHOLDER	12/1984	E	Y	N	13-1929559